FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Hiemenz	Duane	E.		Michaels Stores, Inc. (MIK)				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	8000 Bent Branch Drive						October 31, 2002		Senior Vice President - New Business Development

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Irving	Texas	75063						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock		10/31/02				A(1)			33	A	$30.24		6,830(2)(3)		D

														1,666(2)(4)		I	By 401(k) Plan

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FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

(1)
Shares purchased in connection with a lump-sum contribution by reporting person under the Michaels Stores, Inc. Amended and Restated 1997 Employees Stock Purchase Plan (the "Stock Plan").
(2)
Reflects a two-for-one stock split effected in the form of a stock dividend to stockholders of record as of the close of business on November 12, 2001.
(3)
Includes 3,830 shares acquired by the reporting person under the Stock Plan based on plan statements issued by the Stock Plan administrator as of September 30, 2002 and October 31, 2002.
(4)
The reported amount is held by a 401(k) Plan (the "Plan") stock fund assumed to be fully invested in Michaels Stores, Inc. common stock. The reported amount is based on plan statements issued by the Plan administrator as of September 30, 2002 and October 4, 2002 as an estimate of the total number of shares that would be available to the reporting person if such holdings were liquidated on that date.

/s/ Elizabeth K. Giddens	November 4, 2002
**Signature of Reporting Person Elizabeth K. Giddens, Attorney-in-Fact for Duane E. Hiemenz	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.